

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

November 20, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (763) 226-2725

Revis L. Stephenson III
Chairman and Chief Executive Officer
Advanced BioEnergy, LLC
10201 Wayzata Boulevard, Suite 250
Minneapolis, Minnesota 55305

      Re: Advanced BioEnergy, LLC
              Amendment No. 1 to Registration Statement on Form SB-2
              Filed October 25, 2006
              File No. 333-137299
              Amendment to Form 10-QSB for the period ended June 30, 2006
              Filed September 13, 2006

Dear Mr. Stephenson:

      We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

    1. We note your response to prior comment 4 that you do not believe that the statement regarding Fagen's role in connection with the company's formation, capital formation, and operations is accurate. Since you included this statement in your earlier registration statement that was declared effective, as well as two post-effective amendments, we believe that you must have had some basis for having included the statement.   Please elaborate supplementally, with a view toward disclosure, on exactly what Fagen's role has been, both prior to and since your formation. Note as well that a promoter includes one who "directly *or <u>indirectly</u>*" takes initiative in founding and organizing the business of an issuer. The fact that Mr. Stephenson and the company's initial board were directly involved does not exclude the possibility that Fagen was indirectly involved. We may have additional comments upon review of your response.

2. We note the disclosure in your current report on Form 8-K filed November 8, 2006, regarding your entry into a material definitive agreement. In your next amendment, please update your registration statement where appropriate to disclose the effects of this transaction. In addition, please provide the financial statements of the businesses to be acquired pursuant to Rule 3-05 of Regulation S-X.

Prospectus cover page

3. The first bullet point does not describe a risk. Please revise or remove it.

4. The second bullet point discusses restrictions on transferability by "unitholders who are also members." Please clarify whether there are unitholders who are not also members.

Prospectus Summary, page 1

5. Please revise your summary discussion to provide the information contained in Part 3 of Industry Guide 5 that is relevant to your offering.

Suitability of Investors, page iii

6. Please revise to describe the methods through which you will assure adherence to the suitability standards disclosed under this heading. Refer to Part 2 of Industry Guide 5.

Risk Factors, page 6
Risks Related to Tax Issues, page 19

7. Please consider revising your disclosure under this heading to provide cross-references to pertinent sections of your disclosure addressing the federal income tax consequences of your offering. Refer to Part 7.B of Industry Guide 5.

Description of Business, page 45
Plants under Development, page 51

8. We note your response to comment 1 of our letter dated October 12, 2006. Please augment your discussion of the purpose of your acquisition of Indiana Renewable Fuels to address why you chose to acquire the company, as opposed to expanding internally, in light of Indiana Renewable Fuels' minimal operations.

Plan of Distribution, page 61

9. We note your response to comment 16 of our October 12, 2006, comment letter.

Please revise your prospectus disclosure to state that Mr. Gales intends to rely on the safe harbor from broker-dealer registration afforded by Exchange Act Rule 3a4-1.

Subscription Procedures, page 64

10. We note your supplemental response to comment 9 of our letter dated October 12, 2006. Please revise to include this response in your prospectus.

Summary of Promotional and Sales Materials, page 64

11. Please furnish us with any promotional and sales material you intend to use, as contemplated by Part 19 of Industry Guide 5. In addition, please tell us whether the materials used will meet the requirements of Section 10 of the Securities Act of 1933, as well as how you intend to comply with Section 5 of the Securities Act and Rule 164 promulgated thereunder, as well as Rule 433 of Regulation C. Please tell us in greater detail the type of promotional and sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with Rule 134 under the Securities Act. Additionally, please tell us whether you plan to use the Internet or any other electronic distribution procedures in connection with this offering. If so, please provide us with screen shots of any Internet pages to be used in connection with the distribution.

Summary of Our Operating Agreement, page 68

12. We note your response to comment 3 of our letter dated October 12, 2006, as well as the disclosure in the last paragraph under this heading on page 69. Please expand your discussion of the fiduciary duties of your directors by reference to the guidance set forth in Part 6 of Industry Guide 5, as adapted to the structure of the company, as well as to Sections 5.12 and 5.22 of the Third Amended and Restated Operating Agreement.

Additional Information, page 79

13. Please delete reference to Judiciary Plaza, as the SEC's public reference room is maintained at our present address at Station Place.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Peter J. Ekberg (*via facsimile* 612/766-1600)
        Jonathan R. Zimmerman
        Faegre & Benson LLP
        2200 Wells Fargo Center
        Minneapolis, Minnesota 55402-3901